UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 17)
STATS ChipPAC Ltd.

(Name of Subject Company (issuer))
Singapore Technologies Semiconductors Pte Ltd
a wholly-owned subsidiary of
Temasek Holdings (Private) Limited

(Names of Filing Persons (Offerors))
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)

(Title of Class of Securities)
CUSIP No. 85227G102

(CUSIP Number of Class of Securities)
Lena Chia, Managing Director
Legal & Regulations
Temasek Holdings (Private) Limited
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
238891
Singapore
Telephone: (65) 6890-7188

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
COPY TO:
David W. Hirsch
Cleary Gottlieb Steen & Hamilton LLP
One Garden Road
Bank of China Tower
Hong Kong
Telephone: (852) 2532-3731
Calculation of Filing Fee

Transaction valuation* $1,494,980,186.70	Amount of filing fee** $45,895.89
*Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding ordinary shares of STATS ChipPAC Ltd., a company organized under the laws of Singapore, other than the shares owned by the Offerors, at a purchase price of S$1.75 per share, net to the seller in cash. As of March 9, 2007, there were 2,016,277,910 ordinary shares outstanding, of which 712,228,050 shares are owned by the Offerors. As a result, this calculation assumes the purchase of 1,304,049,860 shares. The transaction valuation of S$2,282,087,255.00 has been translated at US$1.00=S$1.5265, the Bloomberg composite U.S. dollar to Singapore dollar exchange rate at the close of the New York market on March 12, 2007.
**The amount of filing fee, calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of the transaction value, or $45,895.89.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45,895.89
Form or Registration No.:	Schedule TO-T
Filing Party:	Singapore Technologies Semiconductors Pte Ltd
Date Filed:	March 16, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

X	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

X	going-private transaction subject to Rule 13e-3.

X	amendment to Schedule 13D under Rule 13d-2.

SEC2559 (6-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SIGNATURES
EXHIBIT INDEX
EX-99.(A)(1)(XLI) Extension of Closing Date Announcement, dated April 30, 2007
EX-99.(A)(1)(XLII) Press Release, dated April 30, 2007
EX-99.(A)(1)(XLIII) Level of Acceptances Announcement, dated April 30, 2007

CUSIP No.	85227G102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Singapore Technologies Semiconductors Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC and AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,702,877,167

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,702,877,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,702,877,167

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	78.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	85227G102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,702,877,167

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,702,877,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,702,877,167

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	78.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO and HC

     This Amendment No. 17 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on March 16, 2007 by Singapore Technologies Semiconductors Pte Ltd (“STSPL”), a company incorporated under the laws of Singapore and a wholly-owned subsidiary of Temasek Holdings (Private) Limited, a company incorporated under the laws of Singapore (“Temasek”), and by Temasek. This Schedule TO relates to the offer by STSPL to purchase all outstanding ordinary shares (“Ordinary Shares”) (including Ordinary Shares represented by American Depositary Shares) of STATS ChipPAC Ltd., a company organized under the laws of Singapore (the “Company”), not owned by Temasek or STSPL, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 2007 (the “Offer to Purchase”), and the related Form of Acceptance and Authorisation, Form of Acceptance and Transfer and ADS Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment also constitutes Amendment No. 2 to the Schedule 13D, originally filed with the Securities and Exchange Commission on April 23, 2007 (the “Schedule 13D”).

     This Amendment amends the disclosure in Item 4 (“Terms of the Transaction”) and Item 4 (“Terms of the Transaction”) of Item 13 (“Information Required by Schedule 13E-3”) of the Schedule TO as follows:
     At or about 5:00 p.m. Singapore time, 5:00 a.m. New York City time, on April 30, 2007, STSPL posted an announcement on SGXNET, attached as Exhibit (a)(1)(LXI) hereto, and subsequently issued a press release, attached as Exhibit (a)(1)(LXII) hereto, announcing that the Offer had been extended to, and would close at, 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on May 7, 2007, unless extended further. As of 3:00 p.m. Singapore time, 3:00 a.m. New York City time, on April 30, 2007, valid acceptances of the Offer had been received and not withdrawn in respect of 811,093,189 Ordinary Shares (including Ordinary Shares represented by 34,283,419 ADSs), representing 40.1% of the outstanding Ordinary Shares and 34.5% of the maximum potential issued share capital of the Company. Including the 712,228,050 Ordinary Shares (including Ordinary Shares represented by ADSs) held by STSPL and the 182,000 Ordinary Shares held by STSPL’s concert parties prior to the commencement of the Offer, STSPL and its concert parties owned, had acquired, or had received valid acceptances of the Offer in respect of, a total of 1,523,340,239 Ordinary Shares (including Ordinary Shares represented by ADSs), representing 75.3% of outstanding Ordinary Shares and 64.8% of the maximum potential issued share capital of the Company.
     As of 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on April 30, 2007, valid acceptances of the Offer had been received and not withdrawn in respect of 845,510,457 Ordinary Shares (including Ordinary Shares represented by 34,283,419 ADSs), representing 41.8% of the outstanding Ordinary Shares and 35.9% of the maximum potential issued share capital of the Company. Including the 712,228,050 Ordinary Shares (including Ordinary Shares represented by ADSs) held by STSPL and the 182,000 Ordinary Shares held by STSPL’s concert parties prior to the commencement of the Offer, STSPL and its concert parties own, have acquired, or have received valid acceptances of the Offer in respect of, a total of 1,557,757,507 Ordinary Shares (including Ordinary Shares represented by ADSs), representing 77.0% of outstanding Ordinary Shares and 66.2% of the maximum potential issued share capital of the Company.
     In addition, this Amendment amends the disclosure in Item 4 (“Terms of the Transaction”) and Item 6 (“Purposes of the Transaction and Plans or Proposals”) and Item 4 (“Terms of the Transaction”) and Item 6 (“Purposes of the Transaction and Plans or Proposals”) of Item 13 (“Information Required by Schedule 13E-3”) of the Schedule TO as follows:
     In the Offer to Purchase, STSPL announced its intention to exercise its right under the Companies Act to effect a Compulsory Acquisition if the Higher Offer Price Threshold is reached. The Offer to Purchase indicated that STSPL will have the right to effect a Compulsory Acquisition if STSPL acquires or agrees to acquire (or is deemed or treated under the Companies Act as having acquired or agreed to acquire) shares during the period from the date of the Offer to Purchase up to the final scheduled closing date of the Offer which are equal to or more than 90% of the total number of issued shares as of the final scheduled closing date (other than those already held by STSPL, its related corporations or their respective nominees as of the date of the Offer to Purchase) or, as of any date prior to the final scheduled closing date of the Offer, a number of shares equal to 90% of the maximum potential issued share capital of the Company as of such date.
     STSPL also has the right under the Companies Act to effect a Compulsory Acquisition if STSPL acquires or agrees to acquire (or is deemed or treated under the Companies Act as having acquired or agreed to acquire) shares, during the period from the date of the Offer to Purchase up to a date prior to the final closing date of the Offer, which are equal to or more than 90% of the total number of issued shares as of such date (other than those already held by STSPL, its related corporations or their respective nominees as of the date of the Offer to Purchase). In addition to its other rights to effect a Compulsory Acquisition, STSPL intends to effect the Compulsory Acquisition if this other threshold is satisfied at any time on or after 12:01 a.m. (Singapore time) on the new closing date, May 7, 2007.
     If this other threshold for the Compulsory Acquisition is reached on or after 12:01 a.m. (Singapore time) on the new closing date, the Higher Offer Price Threshold will be deemed to have been reached, and the Higher Offer Price will be paid. If the Higher Offer Price Threshold is reached, STSPL will continue or extend the offer period so that the Offer remains open for acceptances for at least ten U.S. business days from the date the Higher Offer Price Threshold is reached.
     In addition, this Amendment amends the disclosure in Item 8 (“Interest in Securities of the Subject Company”) and Item 11 (“Interest in Securities of the Subject Company”) of Item 13 (“Information Required by Schedule 13E-3”) of the Schedule TO and Item 5 (“Interest in Securities of the Issuer”) of the Schedule 13D to reflect STSPL’s beneficial ownership of 1,702,877,167 Ordinary Shares (including Ordinary Shares represented by ADSs and Ordinary Shares into which the US$134,500,000 principal amount of Convertible Subordinate Notes due 2008 beneficially owned by STSPL may be converted), representing 78.6% of the issued Ordinary Shares (including the Ordinary Shares issuable upon a conversion of the Convertible Subordinated Notes due 2008 beneficially owned by STSPL) and 72.4% of the maximum potential issued share capital of the Company.
     Since the filing of Amendment No. 1 to the Schedule 13D, STSPL (and through its ownership of STSPL, Temasek) has acquired beneficial ownership of the following additional Ordinary Shares:
•	As of 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on April 30, 2007, STSPL had acquired beneficial ownership of an additional 129,111,955 Ordinary Shares (including Ordinary Shares represented by 4,398,848 ADSs and 48,111,560 Ordinary Shares into which US$44,585,000 principal amount of Convertible Subordinated Notes due 2008 beneficially owned by STSPL may be converted) in respect of which acceptances have been tendered pursuant to the Offer.
     The aggregate purchase price for such additional Ordinary Shares (including Ordinary Shares represented by ADSs) and Convertible Subordinated Notes due 2008 is S$225,945,921.25.

Item 12.	Exhibits.

Exhibit (a)(1)(XLI)	Extension of Closing Date Announcement, dated April 30, 2007
Exhibit (a)(1)(XLII)	Press Release, dated April 30, 2007
Exhibit (a)(1)(XLIII)	Level of Acceptances Announcement, dated April 30, 2007

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 30, 2007

SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD

By:	/s/ Lena Chia Yue Joo
Lena Chia Yue Joo
Director

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Lena Chia Yue Joo
Lena Chia Yue Joo
Managing Director Legal & Regulations

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

Exhibit (a)(1)(XLI)	Extension of Closing Date Announcement, dated April 30, 2007
Exhibit (a)(1)(XLII)	Press Release, dated April 30, 2007
Exhibit (a)(1)(XLIII)	Level of Acceptances Announcement, dated April 30, 2007